January 26, 2006



Mail Stop 4561

Mr. Larry M. Rinehart
President and Chief Executive Officer
PFF Bancorp, Inc.
350 South Garey Avenue
Pomona, CA 91766


Re:	PFF Bancorp, Inc.
	Form 10-K for Fiscal Year Ended March 31, 2005
      Filed June 14, 2005
	Forms 10-QSB for Fiscal Year Ended March 31, 2006
	File Number: 001-16845


Dear Mr. Rinehart:

      We have reviewed your filings and have limited our review to the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

* * * * *






Form 10-K, filed June 14, 2005

Notes to Consolidated Financial Statements

Note 13 - Derivative Hedging Instruments, page 98

1. We note that you have entered into an interest rate swap agreement with a financial institution in the notional amount of $30.0 million for a period of five years for the purpose of hedging the cash flows of $30.0 million of your variable rate junior subordinated debentures issuance. Please address the following:

* Please tell us if you accounted for this hedging relationship under the short-cut or long-haul method of accounting in accordance with SFAS 133. If you applied the short-cut method of accounting, please tell us in detail how you complied with each of the requirements of paragraph 68 of SFAS 133;
* If you accounted for this hedging relationship under the long-haul method of accounting, please tell us how you met all of the requirements of paragraphs 28-30 of SFAS 133. Additionally, please tell us in detail the method used to measure hedge ineffectiveness, and quantify for us the hedge ineffectiveness, if applicable, recognized in your income statement for all periods presented as required by paragraph 45(b)(1) of SFAS 133; and
* In a Form 8-K filed on October 6, 2004 you state that you have "the right to defer payments of interest on the debt securities by extending the interest payment period on the debt securities for up to 20 consecutive quarterly periods." Please tell us how this deferral clause impacts your determination of hedge accounting. Please cite the authoritative guidance you relied upon to support your accounting.


Form 10-Q, filed November 9, 2005

Notes to Unaudited Consolidated Financial Statements

Note 6 - Derivative Hedging Activities, page 12

2. We also note that you have entered into an interest rate swap agreement with a financial institution in the notional amount of $10.0 million for a period of five years for the purpose of hedging the cash flows of $10.0 million of your $30.0 million variable rate junior subordinated debentures issuance on September 16, 2005. Please address the following:



* Please tell us if you accounted for this hedging relationship under the short-cut or long-haul method of accounting in accordance with SFAS 133. If you applied the short-cut method of accounting, please tell us in detail how you complied with each of the requirements of paragraph 68 of SFAS 133;
* If you accounted for this hedging relationship under the long-haul method of accounting, please tell us how you met all of the requirements of paragraphs 28-30 of SFAS 133. Additionally, please tell us in detail the method used to measure hedge ineffectiveness, and quantify for us the hedge ineffectiveness, if applicable, recognized in your income statement for all periods presented as required by paragraph 45(b)(1) of SFAS 133; and
* In a Form 8-K filed on September 22, 2005 you state that you have
"the right to defer payments of interest on the debt securities by extending the interest payment period on the debt securities for up to 20 consecutive quarterly periods." Please tell us how this deferral clause impacts your determination of hedge accounting. Please cite the authoritative guidance you relied upon to support your accounting.


* * * * *

      As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and response to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;




* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      You may contact John Spitz, Staff Accountant at (202) 551-
3484,
or me at (202) 551-3492, if you have questions regarding these comments.


Sincerely,


John P. Nolan
Accounting Branch Chief
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Mr. Larry M. Rinehart
PFF Bancorp, Inc.
January 26, 2006
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